SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PostRock Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

737525105

(CUSIP Number)

James E. Saxton White Deer Energy L.P. 700 Louisiana, Suite 4770 Houston, Texas 77002 (713) 581-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 737525105	13D	Page 2 of 11 Pages

(1)	Name of reporting person White Deer Energy L.P.
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,172,892*
	(8)	Shared voting power
	(9)	Sole dispositive power 20,172,892*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 20,172,892*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 64.93%†
(14)	Type of reporting person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.
†	All percentages are based on 9,503,396 outstanding shares of Common Stock outstanding as of October 31, 2011, as disclosed in PostRock Energy Corporation’s Quarterly Report on Form 10-Q for the three months ended September 30, 2011.

CUSIP No. 737525105	13D	Page 3 of 11 Pages

(1)	Name of reporting person White Deer Energy TE L.P.
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 670,881*
	(8)	Shared voting power
	(9)	Sole dispositive power 670,881*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 670,881*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 2.16%
(14)	Type of reporting person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 4 of 11 Pages

(1)	Name of reporting person White Deer Energy FI L.P.
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 722,472*
	(8)	Shared voting power
	(9)	Sole dispositive power 722,472*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 722,472*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 2.33%
(14)	Type of reporting person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 5 of 11 Pages

(1)	Name of reporting person Edelman & Guill Energy L.P.
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 21,566,245*
	(8)	Shared voting power
	(9)	Sole dispositive power 21,566,245*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 21,566,245*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.41%
(14)	Type of reporting person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 6 of 11 Pages

(1)	Name of reporting person Edelman & Guill Energy Ltd.
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 21,566,245*
	(8)	Shared voting power
	(9)	Sole dispositive power 21,566,245*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 21,566,245*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.41%
(14)	Type of reporting person CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 7 of 11 Pages

(1)	Name of reporting person Thomas J. Edelman
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 21,566,245*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 21,566,245*
(11)	Aggregate amount beneficially owned by each reporting person 21,566,245*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.41%
(14)	Type of reporting person IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 8 of 11 Pages

(1)	Name of reporting person Ben A. Guill
(2)	Check the appropriate box if a member of a group (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 21,566,245*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 21,566,245*
(11)	Aggregate amount beneficially owned by each reporting person 21,566,245*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.41%
(14)	Type of reporting person IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 9 of 11 Pages

Explanatory Note: This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on October 1, 2010, relating to the shares of Common Stock, par value $0.01 (the “Common Shares”), of PostRock Energy Corporation, a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer.

The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 21,566,245, which constitutes approximately 69.41% of the total number of Common Shares outstanding on a pro forma basis as follows. The Reporting Persons (as defined below) own no Common Shares of record as of the date of this Schedule 13D. The number and percentage reported herein consist solely of Common Shares issuable upon exercise of warrants to purchase the 21,566,245 Common Shares reported hereon (the “Warrants”).

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby supplemented to include the following:

(a) The Reporting Persons have entered into a Joint Filing Agreement, dated the date of the Initial Statement, a copy of which is filed with the Initial Statement as Exhibit B (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached to the Initial Statement, which is incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented to include the following:

Pursuant to a Securities Purchase Agreement dated September 2, 2010 between the Reporting Persons and the Issuer (the “Securities Purchase Agreement), the Reporting Persons acquired, among other securities of the Issuer, Warrants to purchase an aggregate 19,047,619 Common Shares. The Reporting Persons also acquired the right to receive additional Warrants on each quarterly dividend payment date of the Issuer’s Series A Preferred Stock prior to July 1, 2013 on which dividends are not paid in cash but instead accrue. On each of December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, one such date passed, and thus the Reporting Persons acquired:

•	an aggregate of 536,586 Warrants with an exercise price of $3.69 on December 31, 2010;

•	an aggregate of 290,986 Warrants with an exercise price of $6.39 on March 31, 2011;

•	an aggregate of 329,070 Warrants with an exercise price of $5.82 on June 30, 2011;

•	an aggregate of 636,335 Warrants with an exercise price of $3.10 on September 30, 2011; and

•	an aggregate of 725,649 Warrants with an exercise price of $2.80 on December 31, 2011.

CUSIP No. 737525105	13D	Page 10 of 11 Pages

These Warrants are collectively referred to as the “Additional Warrants.” Other than the consideration paid in connection with the completion of the transactions contemplated by the Securities Purchase Agreement, no consideration was paid by the Reporting Persons for the issuance of these Additional Warrants.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented to include the following:

White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”), and White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, together with White Deer and White Deer TE, the “White Deer Funds”) have acquired the Additional Warrants for investment purposes. The description of the White Deer Funds’ plans or proposals in connection with the Additional Warrants is included in the Initial Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended as follows:

(a)-(b)	(i)	White Deer is the sole record owner of Warrants which will entitle White Deer to purchase up to 20,172,892 Common Shares, representing, on an as exercised basis, beneficial ownership of 20,172,892 Common Shares (64.93%). In addition, White Deer owns 5,612 Series A Shares and 201,728.92 Series B Shares.

	(ii)	White Deer TE is the sole record owner of Warrants which will entitle White Deer TE to purchase up to 670,881 Common Shares, representing, on an as exercised basis, beneficial ownership of 670,881 Common Shares (2.16%). In addition, White Deer TE owns 187 Series A Shares and 6,708.81 Series B Shares.

	(iii)	White Deer FI is the sole record owner of Warrants which will entitle White Deer FI to purchase up to 722,472 Common Shares, representing, on an as exercised basis, beneficial ownership of 722,472 Common Shares (2.33%). In addition, White Deer FI owns 201 Series A Shares and 7,224.72 Series B Shares.

	(iv)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”), does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 21,566,245 Common Shares (69.41%), as well as 6,000 Series A Shares and 215,662.45 Series B Shares.

	(v)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”), does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 21,566,245 Common Shares (69.41%), as well as 6,000 Series A Shares and 215,662.45 Series B Shares.

	(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Shares. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 21,566,245 Common Shares (69.41%), as well as 6,000 Series A Shares and 215,662.45 Series B Shares.

(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

CUSIP No. 737525105	13D	Page 11 of 11 Pages

Item 7. Material to be filed as Exhibits.

Exhibit A	—	Securities Purchase Agreement, dated September 2, 2010, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on September 2, 2010.

Exhibit B	—	Joint Filing Agreement*

Exhibit C	—	Registration Rights Agreement, dated September 21, 2010, incorporated by reference from the Issuer’s current report on Form 8-K filed on September 23, 2010.

*	Filed as Exhibit B to Initial Statement.

CUSIP No. 737525105	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 3, 2012

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

S-1

CUSIP No. 737525105	13D

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name:	Thomas J. Edelman
Title:	Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Ben A. Guill

S-2